Contact

www.linkedin.com/in/
beverlymalbranche (LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
Public Speaking

Languages

Haitian Creole (Native or Bilingual)
Spanish (Elementary)
English (Full Professional)
French (Native or Bilingual)

Certifications

2021 Fellow
The Basics of Data for Analytics
Fellow
Project W Fellow x Food-Bev Accelerator

Beverly M.

Social Impact Entrepreneur | Startup Advisor | Martha Stewart Self-Made 2022
New York, New York, United States

Summary

Founder of Caribbrew, a social impact coffee roastery and chocolate manufacturer that specializes in premium Arabica beans and cacao from Haiti.

Experience

Houghton Mifflin Harcourt

Account Executive & Consultant
May 2023 - Present (1 year 2 months)

Caribbrew

Founder
November 2018 - Present (5 years 8 months)

Experience the flavors of the Islands in your cup!

Caribbrew is a social impact beverage company that operates in the coffee and cacao sectors. We make a difference in the lives of Haitian farmers and have nationwide distribution in the U.S.

As the CEO, I have had the tremendous pleasure to grow the company to 7 figures, creating partnerships with wholesale clients, hiring our dynamic team, Building out strong relationships with our farmers in Haiti and social impact partners, and lastly overseeing our brand success and optmizing customers' experiences through our different sales channels.

I have multidimensional business acumen from marketing to financial management that can be applied accross industries. I enjoy helping other business owners growing their businesses and their impact.

Yourbrandlaunchpad.com
Caribbrew.com

Capitalize VC
Marketing Consultant
September 2022 - November 2022 (3 months)

Responsible to increase the firm's brand awareness by working directly with the general partner to grow their audience across all social media and email platforms

Marsh & McLennan Companies
Transaction Support Specialist
November 2019 - July 2020 (9 months)
Greater New York City Area

Responsible of data transition from our existing customized database (GRAIL) to an industry standard platform
Tools USed: SQL, MS Excel and Visio

BNY Mellon
Senior Compliance Associate
July 2018 - January 2019 (7 months)
Greater New York City Area

Responsible for OFAC and KYC Compliance from businesses that use our investment banking services. Manages compliance efforts for the Company as they relate to complex regulatory and policy requirements, program and project development. Analyzes existing and proposed legislation, regulatory announcements, and industry practices, and helps businesses develop and implement procedures to meet these requirements

IHS Markit
Compliance and Deals Data Analyst
2015 - 2017 (2 years)

Effectively handle deals related requests between the Investment Banks that use our market intelligence and deal execution software and their buy side clients, resulting in an increasing number of buy-side firms joining our platforms.

Education

North Carolina State University

Bachelor of Science (B.S.), Banking, Corporate, Finance, and Securities
Law · (2014)

Columbia University in the City of New York
 · (2017)